EXHIBIT 99.1

ADR Liquidation Final Rate Announcement

Baan Company NV (“Baan”)

August 12, 2011

Further to our announcement dated July 7, 2011 regarding the final liquidation payment of Baan the USD rate for the final distribution of €0.35 per ordinary share has been established. Holders of New York Registered Shares (“NYRSs”) will be entitled a cash payment of $.49791 per New York Share (“NYS”). No dividend withholding tax will be withheld from the final distribution. The last trading date of shares of Baan Company N.V. (in liquidation) on NYSE Euronext in Amsterdam was August 8, 2011; the shares were delisted with effect from August 9, 2011 and will cease to exist when the final distribution is made.

The final distribution to holders of “NYRSs” will be remitted in US dollars by the New York Agent upon presentation by NYRS holders of their NYRSs.

Hereafter NYRSs can be presented to J.P. Morgan Chase Bank, N.A. (“the New York Agent”) in exchange for the final distribution payment. The US dollar distribution on NYRSs will be made automatically through the Depository Trust Company (“DTC”) to holders holding NYRSs through a DTC participant on or around August 19, 2011.

Registered NYRS holders who hold NYRS certificates will receive instructions from the New York Agent on where to remit their NYRS certificate in exchange for payment of the final distribution. As soon as is practicable after receipt of a validly outstanding NYRS certificate, the New York Agent will mail a check to the address on record of the presenting NYRS holder.

J.P. Morgan will be in a position to distribute the cash payment on or about August 19, 2011.

ADR Effective date:	August 8, 2011
Traded:	OTC
CUSIP:	N08044104
Ticker:	BAANF
Ratio:	1 NYS: 1 Ordinary Share
Country of incorporation:	The Netherlands
Industry:	Computer Software
Custodian:	ABN Amro Bank, Netherlands

JPMorgan Service Center

866-726-8237

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.1 trillion and operations in more than 60 countries. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Disclosures and important information

For market information on Depositary Receipts (DRs) and international equities, go to J.P. Morgan’s award-winning Web site adr.com. For more information on J.P. Morgan’s Depositary Receipt services, go to jpmorgan.com/visit/adr. J.P. Morgan collects fees (“Fees”) from holders of depositary receipts. These Fees are described in the deposit agreement and may include, without limitation, Fees for (i) the issuance and cancellation of depositary receipts, (ii) services performed in administering the depositary receipts and (iii) distributions of cash. In most cases, J.P. Morgan reimburses the issuer for certain expenses related to the depositary receipts program and incurred by the issuer in connection with such program or shares revenue with the issuer received by J.P. Morgan from such Fees. This announcement is subject to change without notice and is provided solely for general information purposes. Information herein is believed to be reliable, J.P. Morgan does not make any representation or warranty, whether expressed or implied, in relation to the completeness, accuracy, currency or reliability of the information contained in this announcement nor as to the legal, regulatory, financial or tax implications of the matters referred herein. Neither this announcement nor the information contained herein constitutes an offer or solicitation by J.P. Morgan for the purchase or sale of any securities nor does it constitute a solicitation to any person in any jurisdiction where solicitation would be unlawful. An offering is made by means of a prospectus only. Services offered through JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., member NYSE/NASD/SIPC.

©2011 JPMorgan Chase & Co. All rights reserved.